SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(1)              .

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(7)              .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TELE NORTE LESTE PARTICIPAÇÕES S.A. CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) NO. 02.558.134/0001-58 BOARD OF TRADE (NIRE) 33 3 0026253 9 PUBLICLY-HELD COMPANY

TELEMAR NORTE LESTE S.A. CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) NO. 33.000.118/0001-79 BOARD OF TRADE (NIRE) 33 3 0015258 0 PUBLICLY-HELD COMPANY	COARI PARTICIPAÇÕES S.A. CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) NO. 04.030.087/0001-09 BOARD OF TRADE (NIRE) 35 3 0018062 3 PUBLICLY-HELD COMPANY

BRASIL TELECOM PARTICIPAÇÕES S.A. CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) NO. 02.570.688/0001-70 BOARD OF TRADE (NIRE) 53 3 0000581 8 PUBLICLY-HELD COMPANY	BRASIL TELECOM S.A. CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) NO. 76.535.764/0001-43 BOARD OF TRADE (NIRE) 53.3.0000622-9 PUBLICLY-HELD COMPANY

INVITEL S.A. CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) NO. 02.465.782/0001-60 BOARD OF TRADE (NIRE) 3330016765-0 PUBLICLY-HELD COMPANY

NOTICE TO THE MARKET – CORRECTION

We inform our shareholders, the Brazilian Securities Commission (Comissão de Valores Mobiliários, or the “CVM”) and the market that the RELEVANT FACT disclosed on April 3, 2009 stated incorrectly that the net equity of Brasil Telecom S.A. (“Brasil Telecom”) amounted to R$5,764 million. This amount is in fact the net equity of Brasil Telecom Participações S.A. (“Brasil Telecom Holding”).

For clarification, the restatement, net of tax effects, based on the net equity of Brasil Telecom S.A. is the following:

Brasil Telecom (12/31/2008)	In millions of reais
Net Equity	6,241

Adjustments
Legal Contingencies	(1,450)
Pension plan	200
Allowance for doubtful accounts	(50)

Total net adjustments	(1,300)

Adjusted net Equity	4,941

All the other information included in the Relevant Fact dated April 3, 2009 is confirmed.

Rio de Janeiro, April 9, 2009.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

TELEMAR NORTE LESTE S.A.

COARI PARTICIPAÇÕES S.A.

BRASIL TELECOM PARTICIPAÇÕES S.A.

BRASIL TELECOM S.A.

INVITEL S.A.

Alex Waldemar Zornig

Investor Relations Officer

Special Note Regarding Forward-Looking Statements:

This notice contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.

BRASIL TELECOM PARTICIPAÇÕES S.A.

(PUBLICLY-HELD COMPANY)

CORPORATE TAXPAYERS’ REGISTRY (CNPJ): 02.570.688/0001-70

BOARD OF TRADE (NIRE) 53 3 0000581- 8

MINUTES OF THE GENERAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

Held on April 8, 2009, at 2 pm

(Drafted in summarized form, pursuant to Paragraph 1 of Article 130 of Law No. 6,404/76)

1. Date, time and place:

On April 8, 2009, at 2 pm, at the headquarters of Brasil Telecom Participações S.A. (“Company”), in the City of Brasília – DF, at SIA SUL – ASP, Lote D, Bloco B.

2. Agenda:

GENERAL SHAREHOLDERS’ MEETING

1.	Ratify Management accounts, examine, discuss and vote on the Management Report and the Financial Statements for the fiscal year ended December 31, 2008.

2.	Decide on the allocation of profits, the distribution of dividends and the application of interest on shareholders’ equity as dividends;

3.	Deliberate on the Company’s 2009 budget; and

4.	Elect the members and alternate members of the Fiscal Council, and establish their individual compensation.

EXTRAORDINARY SHAREHOLDERS’ MEETING

1.	Establish the overall compensation for the Company’s officers.

3. Call Notice: Public notice published in the Diário Oficial da União, section 3, on March 9 (pages 112 and 113), March 10 (page 121) and March 11 (page 122), 2009 editions, Valor Econômico - Edição Nacional on March 9 (page C3), March 10 (page D5) and March 11 (page D5) 2009 editions and Correio Braziliense on March 9 (page 26), March 10 (page 34), March 11 (page 16) 2009 editions, pursuant to Article 133, of Law No. 6,404/76.

4. Attendance: Shareholders representing 55.32% of the voting shares and 4.64% of non-voting preferred shares, according to records and signatures in the shareholders’ attendance record. The following persons also attended the meeting: Julio Cesar Pinto and Marco Norci Schroeder, representative of the Company, Allan Kardec de Melo Ferreira, member of the Fiscal Council, and Marco A. Brandão Simurro, representative of Deloitte Touche Tohmatsu Auditores Independentes.

5. Board: Upon verifying the legal quorum, and in conformity to the provisions of Article 16 of the Company’s Bylaws, José Augusto da Gama Figueira and Maria Gabriela Campos da Silva Menezes Côrtes acted as chairman and secretary of the meeting, respectively.

6. Decisions: Following proposal by the Chairman, the attending shareholders unanimously decided the recording of the minutes of this General and Extraordinary Shareholders’ Meeting in summarized form, as well as its publication without their signatures, pursuant to Article 130 of Law No. 6,404/76. The reading of the agenda of this meeting was also unanimously dismissed.

General Shareholders’ Meeting

6.1. Regarding item 1 of the agenda of the General Shareholders’ Meeting, pursuant to the proposition by the Board of Executive Officers, the report by the Board of Directors, the opinions of the Fiscal Council and the

This page is part of the Minutes of the General and Extraordinary meeting of Brasil Telecom Participações S.A., held on

April 8, 2009, at 2 pm.

Independent Auditor, the Company’s Balance Sheet and other Financial Statements, as well as the Management Report, for the year ended December 31, 2008, published on February 13, 2009, were unanimously approved without reservation by all present, abstentions recorded in annex (Doc. 1).

6.2. Regarding item 2 of the agenda, pursuant to the proposition by the Management included in the 2008 Financial Statements, published on February 13, 2009, the allocation of 2008’s net profit, in a total amount of R$ 800,037,350.81 (eight hundred million, thirty-seven thousand, three hundred and fifty reais and eighty one centavos), was unanimously approved, abstentions recorded in annex (Doc1), as follows: (i) Legal Reserves – in the amount of R$ 40,001,867.54 (forty million, one thousand, eight hundred and sixty-seven reais and fifty-four centavos); (ii) ratification of payment of interest on shareholders’ equity, or ISE, in the amount of R$ 264,800,000.00 (two hundred sixty four million eight hundred thousand reais), which represents a net total amount of R$ 225,080,000.00 (two hundred twenty-five million and eighty thousand reais), which amount will be recorded as dividends. As such, there will be no distribution of dividends in addition to ISE, which is already declared and recorded as dividends. Shares were negotiated ex ISE, pursuant to the Relevant Fact dated December 17, 2008, beginning on April 9, 2008 and beginning on December 30, 2008. The Company’s management states that ISE recorded as dividends will be paid during the current fiscal year, pursuant to Paragraph 3 of Article 205 of Law No. 6,404/76, on a date to be set by the company in due course; (iii) reserves for future increase in capital stock in the amount of R$ 248,728,180.07 (two hundred forty-eight million, seven hundred twenty-eight thousand, one hundred and eighty-seven reais and seven centavos), without the issuance of new shares; (iv) profit retention for reserves for investments in the amount of R$ 246,507,303.20 (two hundred forty-six million, five hundred seven thousand, three hundred three reais and twenty centavos) in order to assure the subsidiary’s budget; (v) in addition, a transfer of the balance of accrued profits, in the amount of R$ 2,077,806,266.25 (two billion, seventy-seven million, eight hundred six thousand, two hundred sixty-six reais and twenty-five centavos) to profit reserves in the investment reserves account, was approved.

6.3. Next, regarding item 3 of the agenda, the Subsidiary’s budget was unanimously approved, abstentions recorded in annex 1 (Doc. 1), and is a basis for the establishment of the amount to be allocated to the profit retention for reserves for investments, pursuant to item 6.2(iv) above.

6.4. As to item 4 of the agenda, the following members of the Fiscal Council were duly elected, after appointment by the controlling shareholder, by a majority of those present, votes in contrary are attached (Doc. 1). They were elected for a term of office effective until the General Shareholders’ Meeting to be held in 2010: (1) as member Aparecido Carlos Correia Galdino, Brazilian, widower, business administrator, Identity Number 5,635,466 issued by SSP/SP, and registered under CPF/MF No. 666,708,708-25, living in the city of São Paulo, State of São Paulo, at Av. Dr. Chucri Zaidan, 920, 16º floor, Vila Cordeiro, CEP 04583-110 and as alternate, Sidnei Nunes, Brazilian, married, business administrator, Identity Number 11,581,938 issued by SSP/SP and registered under CPF/MF No. 011,355,928-37, living in the city of São Paulo, State of São Paulo, at Rua Visconde de Taunay 627, apartment 31 – Boullonais Building; (2) as member, Eder Carvalho Magalhães, Brazilian, married, accountant, Identity Number M 4,334,299 issued by SSP/MG, and registered under CPF/MF No. 637.838.356-15, living in the city of Belo Horizonte, State of Minas Gerais, at Av. do Contorno No. 8123, Cidade Jardim and as alternate, Sergio Bernstein, Brazilian, married, civil engineer, Identity Number 5.850.726 issued by SSP/SP and registered under CPF/MF No. 007.296.208-91, living in the city of São Paulo, State of São Paulo, at Rua Barão de Santa Eulália No. 231, apartment 121 – Real Park; (3) as member, Allan Kardec de Melo Ferreira, Brazilian, widower, lawyer, Identity Number M - 92,892, issued by SSP/MG, registered under CPF/MF No. 054,541,586-15, living in Belo Horizonte, State of Minas Gerais, at Rua Oscar Versiani Caldeira No. 239, Mangabeiras, and as alternate, Dênis Kleber Gomide Leite, married, lawyer and business administrator, identity Number M - 559,801 issued by SSP/MG, registered under CPF/MF No. 125,011,406-30, living in Belo Horizonte, State of Minas Gerais, at Rua Miranda Ribeiro No. 220, apartment 301– Vila Paris.

This page is part of the Minutes of the General and Extraordinary meeting of Brasil Telecom Participações S.A., held on

April 8, 2009, at 2 pm.

In a separate vote, pursuant to Article 161, Paragraph 4, Item “a”, of Law No. 6,404/76, the election of the following members of the Fiscal Council has been approved: (4) by majority vote of holders of preferred shares, as member, Ricardo Malavazi Martins, Brazilian, economist, bearer of the identity card (R.G.) No. 9.139.269-X, SSP-SP, enrolled with the Individual Taxpayers’ Registry (CPF) No. 082.620.858-41, resident and domiciled in Rio de Janeiro, at Barão de Jaguaripe 328/501, Ipanema, Rio de Janeiro (RJ), as alternate, Marcos Duarte, Brazilian, single, production engineer, bearer of the identity card (R.G.) No. 08383583-5, IFP/RJ, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 014.066.837-36, resident and domiciled at Avenida Sernambetiba, 3600, bloco 5, apt. 2103, Barra da Tijuca, Rio de Janeiro, RJ.

During the elections, it was declared that none of those elected have any impediments or legal restrictions that restrict them from taking office.

Extraordinary Shareholders’ Meeting

6.5. Regarding item 1 of the agenda, the proposal by the controlling shareholder to establish the Management compensation for the next fiscal year was unanimously approved, as follows: Global allowance for the Board of directors of up to R$180,000.00 (one hundred and eighty thousand reais); global allowance for the Company’s executive officers of up to R$1,000,000.00 (one million reais), not including possible amounts paid as benefits, representation allowance or profit sharing; and annual allowance for the Fiscal Council according to the minimum limit established by law, pursuant to Paragraph 3 of Article 162 of Law No. 6,404/76, of R$ 2,500.00 (two thousand five hundred reais) monthly, for each member (the members of the fiscal council will be reimbursed for travel expenses, provided that such expenses have the same treatment, limits and criteria as those used for the Company’s employees).

7. Notice to Shareholders:

The Company informed that the notices pursuant to Law No. 6,404/76 shall be published in the following newspapers: Correio Braziliense, Valor Econômico and Diário Oficial da União.

8. Closing:

With no other matters to discuss, the meeting was adjourned and these minutes were drafted. After being read, the minutes were approved by all shareholders forming the necessary quorum for approval of the abovementioned decisions. Brasília, April 8, 2009 (/s/ Solpart Participações S.A.; Polo Fia; Polo Norte Fi Multimercado; Dow Employee’s Penson Plan; The Boeing Company Employee Retirement Plans Master Trust; Norges Bank; Vanguard Investment Series, PLC; Vanguard Total International Stock Index Funds; Jpmorgan Fleming Lux Funds; Abu Dhabi Retirement Pensions and Benefits Fund; Barclays Global Investors, N.A.; Bgi Emerging Markets Strategic Insights Fund Ltd.; Caterpillar Inc. Group Insurance Plan Trust; Caterpillar Inc. Master Retirement Trust; College Retirement Equities Fund; Eaton Vnce Structured Emerging Markets Fund; Eaton Vance Tax-Managed Emerging Markets Fund; Emerging Markets Index Fund E; Emerging Markets Sudan Free Equity Index Fund; Ford Motor Company Defined Benefit Master Trust; Ishares Msci Brazil (Free) Index Fund; Microsoft Global Finance; Public Employees Re Assoc Of New Mexico; Stichting Pensioenfonds Metaal en Techniek; The Future Fund Board Of Guardians; Vanguard Emerging Markets Stock Index Fund; Wilmington Multi-Manager International Fund; IBM Diversified Global Equity Fund; Massachusetts Institute Of Technology Endowment; The Chicago Public School Teachers Pension and R; Tempo Capital Fundo de Investimento em Ações; Northern Trust Quantitative Fund Plc; Fleming Latin American Fund; Labor Pension Fund Supervisory Commitee Labor Pension Fund; Marco Norci Schroeder; Allan Kardec De Melo Ferreira (member of the Fiscal Council).

I certify that these minutes are a true copy of the Company’s Book of Minutes.

José Augusto da Gama Figueira Chairman	Maria Gabriela Campos da Silva Menezes Côrtes Secretary

This page is part of the Minutes of the General and Extraordinary meeting of Brasil Telecom Participações S.A., held on

April 8, 2009, at 2 pm.

Special Note Regarding Forward-Looking Statements:

These minutes contain certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2009

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer